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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date SEPTEMBER 10, 2003	By:	"(Signed)" J.C. STEFAN SPICER (Signature)*
*Print the name and title under the signature of the signing officer	J.C. Stefan Spicer, President & CEO

3rd QUARTER REPORT

        Central Fund is currently 97.6% invested in unencumbered gold and silver bullion. At July 31, 2003, Central Fund's gold holdings were 291,894 fine oz. of physical bullion and 5,151 fine oz. of gold bullion certificates. Silver holdings were 14,600,809 oz. of physical bullion and 245,572 oz. of silver bullion certificates. The physical bullion is insured and held in safekeeping by a Canadian chartered bank in segregated vault storage. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:
J.C. Stefan Spicer, President & CEO

FINANCIAL REVIEW

Results of Operations — Change in Net Assets

        Net assets increased by approximately $52,825,000 during the nine months ended July 31, 2003. Of this amount, $37,793,154 was the result of the issuance of 3,500,000 Class A shares in January 2003 and 5,448,800 Class A shares in February 2003 through private placements. In both cases, these shares were issued at a premium to net asset value such that there was no dilution of existing Class A shareholders' interests. Details of the private placements are provided in Note 3 to the accompanying financial statements. The balance of the nine months increase (approximately $15,031,846) in net assets as well as the increase in net assets for the most recent three months ended July 31, 2003 (approximately $12,054,000) were primarily the result of higher gold and silver prices at July 31, 2003 compared to October 31, 2002 (nine months) as described below and April 30, 2003 (three months).

Net Asset Value per Class A Share
	U.S.$ Terms	Cdn. $ Terms
October 31, 2002	$3.70	$5.77
Changes due to:
Gold price	.26	.40
Silver price	.20	.31
Stronger Cdn. $	N/A	(.62)
Other	(.02)	(.03)

Total changes	.44	.06

July 31, 2003	$4.14	$5.83

        The $0.44 or 11.9% increase in net assets per Class A share expressed in U.S. dollar terms during the past nine months was due primarily to the 11.9% increase in the price of gold and the 13.5% increase in the price of silver during the period. In contrast, net assets per Class A share as expressed in Canadian dollar terms increased by $0.06, or 1.0%, as the increases described above were, to a large extent, offset by the 9.8% decrease in the U.S. dollar relative to the Canadian dollar. The components of the change in net asset value per Class A share in U.S. and Canadian dollars are summarized in the adjacent table.

Results of Operations — Net Loss

        The net losses for the three and the nine-month periods ended July 31, 2003 were higher than the net losses for the same periods in 2002. The net proceeds from the Class A share issuances completed by the Company over the past sixteen months, (approximately $101,400,615) have, as expected, had an impact on both income and expenses. The Company has used the bulk of the proceeds from these Class A share issuances to purchase gold and silver bullion, primarily in bar form. The balance has been retained in interest-bearing cash deposits. As such, interest income has increased as a result of maintaining higher average cash balances.

        Certain expenses vary in proportion to net asset levels, such as administration fees (that are scaled) and income taxes. These expenses rose as a result of increased net assets. The increase in shareholder information costs reflects higher levels of activity brought about by the increased number of shareholders. Safekeeping fees and bullion insurance costs increased as a result of the purchases of additional physical gold and silver discussed above. Professional fees increased as a result of legal and audit work required to comply with new corporate governance rules and regulations.

        Despite an increase in overall expense levels, the operating expenses (before income taxes) as a percentage of average monthly net assets was 0.51% for the nine months ended July 31, 2003 compared to 0.63% for the same nine-month period in 2002. The decline reflects a broadening of the expenses over an increasing asset base.

Liquidity and Capital Resources

        Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient cash to meet its needs, a nominal portion of Central Fund's bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions of Class A shares (if any).

        For the nine months ended July 31, 2003, Central Fund's cash reserves increased by $811,337 as amounts used to pay operating expenses, taxes and the Class A share dividend were more than offset by amounts retained in interest-bearing cash deposits for working capital purposes from the private placements completed in January and February 2003. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Statements of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	July 31 2003	October 31 2002
Net Assets:
Gold bullion at market, average cost $111,164,364 (2002: $89,697,793) (note 2)	$105,376,609	75,716,165
Silver bullion at market, average cost $103,068,226 (2002: $89,046,426) (note 2)	75,419,617	53,460,056
Marketable securities at market, average cost $89,430	55,208	41,486
Interest-bearing cash deposits	4,709,786	3,898,449
Prepaid insurance, interest receivable and other	85,010	33,557

	185,646,230	133,149,713
Accrued liabilities	(374,000)	(344,138)
Dividends payable	—	(357,975)

Net assets representing shareholders' equity	$185,272,230	132,447,600

Represented by:
Capital Stock (note 3):
44,746,320 (2002: 35,797,520) Class A shares issued	$191,142,209	153,349,055
40,000 Common shares issued	19,458	19,458

	191,161,667	153,368,513
Contributed surplus (note 4)	27,581,150	28,695,029
Unrealized depreciation of investments	(33,470,587)	(49,615,942)

	$185,272,230	132,447,600

Net Asset Value Per Share (expressed in U.S. dollars):
Class A shares	$4.14	3.70
Common shares	$1.14	0.70

Net Asset Value Per Share (expressed in Canadian dollars):
Class A shares	$5.83	5.77
Common shares	$1.60	1.09

Exchange rate: U.S. $1.00 = Cdn.	$1.4073	1.5603

Notes:

1.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2002 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.
Details of gold and silver bullion holdings at July 31, 2003, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	291,894	1000 oz bars	14,600,809
Certificates	5,151	Certificates	245,572

Total fine ounces	297,045	Total ounces	14,846,381

Market Value:	Per Fine Ounce	Per Ounce
October 31, 2002	U.S. $316.90	U.S. $4.4750
July 31, 2003	U.S. $354.75	U.S. $5.0800
3.
On January 30, 2003, the Company, through a private placement, issued 3,500,000 Class A shares for gross proceeds, net of underwriting fees of $611,800, of $14,683,200. Costs relating to this private placement were approximately $125,000 and net proceeds were approximately $14,558,200 These costs were $180,900 lower than that estimated and disclosed in the first quarter report.

The Company used the net proceeds from this private placement to purchase 22,517 fine ounces of gold at a cost of $8,110,651 and 1,120,000 ounces of silver at a cost of $5,488,000 both in physical bar form. The balance of the net proceeds, approximately $959,549, was retained by the Company in interest-bearing cash deposits for working capital purposes.

On February 14, 2003, the Company, through a private placement, issued 5,448,800 Class A shares for gross proceeds, net of underwriting fees of $1,039,767, of $23,425,345. Costs relating to this private placement were approximately $190,391 and net proceeds were approximately $23,234,954. These costs were $40,000 lower than that estimated and disclosed in the second quarter report and this is reflected in the net proceeds for the three months ended July 31, 2003.

Statements of Changes in Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	Nine months ended July 31		Three months ended July 31
	2003	2002	2003	2002
Net assets at beginning of period	$132,447,600	66,351,795	$173,217,792	87,404,311

Add (deduct):
Unrealized appreciation (depreciation) of investments during the period	16,145,355	3,105,464	12,409,611	(2,778,069)
Net loss	(1,113,879)	(731,269)	(395,173)	(297,752)
Net issuance of Class A shares	37,793,154	63,622,354	40,000	48,022,354

Increase in net assets during the period	52,824,630	65,996,549	12,054,438	44,946,533

Net assets at end of period	$185,272,230	132,348,344	$185,272,230	132,350,844

Statements of Loss
(expressed in U.S.dollars, unaudited)(note 1)

	Nine months ended July 31		Three months ended July 31
	2003	2002	2003	2002
Income:
Interest	$36,443	24,140	$12,901	14,548
Dividends	199	346	84	147
Realized gain on investments	—	1,409	—	1,409

	36,642	25,895	12,985	16,104

Expenses:
Administration fees	483,495	308,102	170,389	131,549
Safekeeping, insurance and bank charges	114,288	76,556	44,834	32,341
Shareholder information	107,261	72,443	35,664	10,288
Professional fees	52,600	24,886	15,160	9,677
Directors' fees and expenses	39,992	35,590	14,474	9,071
Registrar and transfer agents' fees	34,596	26,731	10,262	4,155
Miscellaneous	1,064	1,126	275	420
Foreign currency exchange loss (gain)	16,608	(971)	4,078	(2,653)

	849,904	544,463	295,136	194,848

Loss from operations before income taxes	(813,262)	(518,568)	(282,151)	(178,744)
Income taxes	(300,617)	(212,701)	(113,022)	(121,508)

Net loss (note 5)	$(1,113,879)	(731,269)	$(395,173)	(300,252)

Net loss per share:
Class A shares	$(.02)	(.02)	$(.01)	(.01)
Common shares	$(.02)	(.02)	$(.01)	(.01)

Notes:

The Company used the net proceeds from this private placement to purchase 35,600 fine ounces of gold (33,838 ounces in physical bar form and 1,762 ounces in certificate form) at a cost of $13,355,920, and 1,780,000 ounces of silver (1,700,000 ounces in physical bar form and 80,000 ounces in certificate form) at a cost of $8,533,800.

The balance of the net proceeds, approximately $1,305,234, was retained by the Company in interest-bearing cash deposits for working capital.

4.
In 1985 the shareholders authorized the use of contributed surplus to eliminate any deficit that may arise from losses and on the payment of the Class A shares' stated dividend. Accordingly, $1,113,879 (2002, $731,269) has been transferred from contributed surplus on July 31, 2003 and 2002 representing the net loss for the nine months then ended. This change did not affect the net asset value of the Company.

5.
Under Canadian generally accepted accounting principles, the Company records the unrealized appreciation (depreciation) of its investments as a component of shareholders' equity. Under accounting principles generally accepted for investment companies in the United States, these amounts are reflected in the statements of loss. Net income for the nine months ending July 31, 2003 would be $15,031,476; (2002, $2,374,195) under United States principles. The net assets of the Company are identical under both Canadian and United States generally accepted accounting principles.

Portfolio at July 31, 2003

Corporate Information

Investor Inquiries	Head Office	Stock Exchange Listings
P.O. Box 7319 55 Broad Leaf Crescent Ancaster, Ontario Canada L9G 3N6 Telephone: 905/648-7878 Fax: 905/648-4196 Website: www.centralfund.com E-mail: info@centralfund.com	Hallmark Estates 805, 1323-15th Avenue S.W. Calgary, Alberta Canada T3C 0X8 Telephone: 403/228-5861 Fax: 403/228-2222	AMEX: Class A shares TSX: Class A shares	Electronic Ticker Symbol CEF CEF.A	Newspaper Quote Symbol CFCda CFund A

Net Asset Value Information

The net asset value per Class A share is available daily by calling Central Fund.
The Thursday net asset value is published in financial newspapers in the United States and Canada.
In Canada it is also published daily in the Globe and Mail Report on Business Fund Asset Values table.

3RD QUARTER	INTERIM REPORT TO SHAREHOLDERS for the nine months ended July 31, 2003

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SIGNATURES
Net Asset Value Information